March 23, 2020

Yulin Wang
Chief Executive Officer
Kingsoft Cloud Holdings Limited
Kingsoft Tower, No. 33
Xiao Ying West Road, Haidian District
Beijing, 100085, the People's Republic of China

       Re: Kingsoft Cloud Holdings Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 10, 2020
           CIK No. 0001795589

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

16. Loss Per Share, page F-52

1. Please tell us in detail how you calculated your weighted average number of ordinary shares outstanding.
21. Subsequent Events, page F-55

2. We note your statement on page F-28 that "the Company will recognize a one-time share-
       based compensation expense for share-based awards subject to accelerated vesting upon the completion of an IPO." Please confirm if the effect of accelerated vesting has been
 Yulin Wang
Kingsoft Cloud Holdings Limited
March 23, 2020
Page 2
       disclosed in your subsequent events footnote; otherwise, disclose the effect both in your
       MD&A and subsequent events footnote.
General

3. We note the artwork on the inside front cover page of the prospectus includes a presentation of revenue, revenue growth, and net dollar retention rate without an equally prominent presentation of operating loss or net loss. In this regard, we note that your operating loss and net loss grew 26% and 25%, respectively, from 2017 to 2019 on a compound annual growth rate (CAGR) basis. Please revise. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.
        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202)
551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameYulin Wang
                                                            Division of
Corporation Finance
Comapany NameKingsoft Cloud Holdings Limited
                                                            Office of
Technology
March 23, 2020 Page 2
cc:       Li He, Esq.
FirstName LastName